UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 4, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Bradesco

2nd OPEN DAY

SÃO PAULO



BRADESCO. BUSINESS EXPERTISE IN ALL SEGMENTS.

ECONOMIC AND FINANCIAL ASPECTS AND SUSTAINABILITY

Domingos Figueiredo de Abreu



1 Main Highlights of 2010

2 Basel Ratio

3 Perspectives for 2011

4 Sustainability

EPS (1) and Net Income


R$ Million
2.02
2.07
2.19
2.38
2.61
2.02
2.61
1,839
2,147
2,455
2,518
2,684
7,586
9,804
4Q09
1Q10
2Q
3Q
4Q
12M09
12M10
Adjusted Net Income
12– Month Earnings per Share (R$)

(1) For EPS comparison purposes, shares were adjusted in line with stock bonuses and splits.

Net Income Breakdown



%
2009
Fees
27
Banking
65
Insurance
35
Loans
20
Funding
6
Securities
12



%
2010
Fees
26
Banking
70
Insurance
30
Funding
6
Securities
8
Loans
30

R$ 7,586 Million | +29.2% | R$ 9,804 Million

Unrealized Gains

R$ Million	Dec10	Sep10	Dec09	Variation % Q-o-Q	Variation % Y-o-Y
Securities - Fixed Income	5,014	4,432	3,560	13.1	40.8
Securities - Equities	(382)	(244)	115	56.6	-
Loan Operations	54	430	501	(87.4)	(89.2)
Investments (1)	6,735	6,923	6,629	(2.7)	1.6
Others	(864)	(373)	(682)	-	26.7
TOTAL	**10,556**	**11,168**	**10,123**	**(5.5)**	**4.3**

Note: Excluding the unrecorded goodwill from real estate for own use in the amount of R$ 2,221 million and unrecorded tax credit related to the increase of the Social Contribution (CSLL) rate of R$ 227 million, related to Dec/10.

(1) Includes, basically, the goodwill of interest in Cielo, Odontoprev, BM&F Bovespa, Fleury and Cetip.

NII- Interest /Non-Interest



R$ Million
9,018
8,302
8,047
7,689
7,560
7,587
7,492
7,115
5,924
693
789
696
348
283
384
398
465
(20)
5,944
6,422
6,771
6,891
7,144
7,406
7,663
7,904
8,553
4Q08
1Q09
2Q
3Q
4Q
1Q10
2Q
3Q
4Q
Non-Interest
Interest

Core NIM & NII


R$ Million
13.7%
12.2%
12.5%
10.3%
9.7%
10.5%
10.9%
11.9%
11.3%
12.0%
10.2%
8.8%
8.7%
8.6%
9.4%
10.5%
9.8%
9.2%
7.0%
7.0%
7.3%
7.6%
7.8%
7.8%
7.8%
7.6%
7.8%
5,944
6,422
6,771
6,891
7,144
7,406
7,663
7,904
8,553
4Q08
1Q09
2Q
3Q
4Q
1Q10
2Q
3Q
4Q
Adjusted NII
Average Interest Rate = (NII /Total Average Assets - Repos -Permanent Assets) annualized
Average Selic (annualized)
Pre BM&F (1 year)

Credit NII



R$ Million
60.4
62.6
56.5
50.2
38.9
37.5
35.3
37.4
4,576
4,979
5,150
5,373
5,630
5,757
5,833
6,143
2,762
3,118
2,908
2,695
2,188
2,161
2,059
2,295
1,814
1,861
2,242
2,678
3,442
3,596
3,774
3,848
1Q09
2Q
3Q
4Q
1Q10
2Q
3Q
4Q
Net Margin
PLL (*)
Gross Margin
PLL / Gross Margin %

(*) Including loan discounts granted, credit recovery, earnings from properties sold among others.

Fee Income

2009


%
Technical Analysis Underwriting 3
Others 5
Custody / Brokerage 4
Consortium 3
Tax Payments 2
Collection 9
Cards 29
Asset Management 14
Credit Operations 13
Checking Accounts 18

R$ 11,616 Million

+15.1%

2010


%
Technical Analysis Underwriting 2
Others 6
Custody / Brokerage 3
Consortium 3
Tax Payments 2
Collection 8
Cards 31
Asset Management 14
Credit Operations 13
Checking Accounts 18

R$ 13,372 Million

Operating Expenses

R$ Million

	4Q10	3Q10	12M10	12M09	Variation % Q-o-Q	Variation % Y-o-Y
-Structural	2,006	1,945	7,517	6,617	3.1	13.6
-Non-Structural	527	466	1,785	1,350	13.1	32.2
Personnel	**2,533**	**2,411**	**9,302**	**7,967**	**5.1**	**16.8**
Administrative	**3,257**	**2,890**	**11,532**	**9,493**	**12.7**	**21.5**
Total	**5,790**	**5,301**	**20,834**	**17,460**	**9.2**	**19.3**
Op. Expenses[(1)] / Total Assets	**3.3%**	**3.2%**	**3.3%**	**3.4%**	**0.1 p.p**	**(0.1) p.p**
Employees	**95,248**	**92,003**	**95,248**	**87,674**	**3.5**	**8.6**

(1) Accumulated over 12 months

Operating Expenses

R$ Million	12M10	12M09	Variation R$	Variation %
Administrative and Personnel Expenses	20,834	17,460	3,374	19.3
Organic Growth	(1,250)	(758)	(492)	64.9
Administrative and Personnel Expenses (1)	19,584	16,702	2,882	17.3
Banco Ibi	(805)	(124)	(681)	549.2
Administrative and Personnel Expenses (2)	18,779	16,578	2,201	13.3

(1) Not including Organic Growth; and

(2) Not including Organic Growth and the incorporation of Banco Ibi.

Efficiency Ratio


%
54.0
54.6
55.1
55.8
55.9
55.4
54.6
53.3
52.4
43.3
42.5
41.5
40.9
40.5
41.2
42.0
42.5
42.7
46.0
39.0
38.0
41.1
43.7
41.9
41.5
43.0
44.0
4Q08
1Q09
2Q
3Q
4Q
1Q10
2Q
3Q
4Q
Efficiency Ratio - Quarterly
12 - Month Efficiency Ratio
12 - Month Efficiency Ratio Adjusted to Risk (1)

(1) Includes PLL adjusted by discounts granted, by credit recovery, by income from the sale of foreclosed assets, among others.

Total Assets and Shareholders' Equity


R$ Million
Total Assets
1.6%
1.7%
1.7%
506,223
611,903
637,485
Dec09
Sep10
Dec10
Total Assets
ROAA (1)


R$ Million
Shareholders' Equity
20.3%
22.5%
22.2%
41,754
46,114
48,043
Dec09
Sep10
Dec10
Shareholders' Equity
ROAE (1) (2)

(1) Accumulated adjusted Net Income for the period;

(2) Excludes mark-to-market effects of available-for-sale securities registered under Shareholders' Equity.

Main Funding

R$ Million

	Dec10	Sep10	Dec09	Variation % Q-o-Q	Variation % Y-o-Y
Demand Deposits + Investment Account	37,332	34,906	35,663	7.0	4.7
Savings Deposits	53,436	50,113	44,162	6.6	21.0
Time Deposits	102,158	100,730	90,496	1.4	12.9
Debentures (*)	46,040	43,182	36,962	6.6	24.6
Borrowing and Onlending	38,197	37,998	27,328	0.5	39.8
Funds from Issuance of Securities	17,674	13,749	7,482	28.5	136.2
Subordinated Debts	26,315	25,697	23,104	2.4	13.9
Total	**321,152**	**306,375**	**265,197**	**4.8**	**21.1**

	Dec10	Sep10	Dec09	Variation % Q-o-Q	Variation % Y-o-Y
Fixed Income	253,211	241,213	209,602	5.0	20.8
Equities	35,697	35,421	31,551	0.8	13.1
Third-Party Funds	6,800	6,412	6,547	6.1	3.9
Asset Management	**295,708**	**283,046**	**247,700**	**4.5**	**19.4**

(*) Debentures basically used as base of repos

Expanded Loan Portfolio

R$ Million

	Dec10	Sep10	Dec09	Variation % Q-o-Q	Variation % Y-o-Y
Large Corporates	92,033	85,570	80,906	7.6	13.8
Other Loan Risk Operations - Commercial Portfolio [1]	19,328	15,073	10,528	28.2	83.6
LARGE CORPORATES - TOTAL	**111,361**	**100,643**	**91,434**	**10.6**	**21.8**
SMEs	**84,072**	**77,144**	**65,086**	**9.0**	**29.2**
INDIVIDUALS	**98,122**	**92,905**	**82,085**	**5.6**	**19.5**
Expanded Loan Portfolio [1]	**293,555**	**270,691**	**238,606**	**8.4**	**23.0**
Total Loan Portfolio [2]	**274,227**	**255,618**	**228,078**	**7.3**	**20.2**

[1] Includes Debentures and Other Notes acquired by the commercial area, more information available on page 38 of the Report on Economic and Financial Analysis; and
[2] Concept defined by the Brazilian Central Bank, in addition of Sureties and Guarantees, anticipation of credit card receivables and loan assignments, (FIDC/ CRI).

Delinquency Ratio > 90 days



%
6.4
5.9
6.2
6.1
6.1
7.1
7.5
7.6
7.4
6.7
6.3
5.9
5.5
5.1
4.9
4.6
4.2
5.0
4.8
4.4
4.4
4.5
4.0
3.8
3.6
3.5
3.4
3.4
3.4
3.4
3.6
3.8
3.7
3.4
2.6
2.5
2.3
2.4
2.7
0.4
0.3
0.3
0.3
0.5
0.8
0.5
0.9
0.9
0.6
0.5
0.6
0.4
Dec07
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
Sep
Dec
Individuals
Large Corporates
SMEs
Total

Provisioning Ratios


%
5.7
5.6
5.6
5.5
5.7
6.3
7.7
8.3
8.5
8.0
7.6
7.4
7.1
4.9
4.8
4.8
4.8
4.8
5.4
6.1
6.6
7.0
6.5
6.1
6.0
5.8
4.0
4.0
4.2
4.2
4.4
4.9
5.1
5.2
4.7
4.4
4.1
4.1
3.9
3.8
3.8
3.8
3.8
3.9
4.7
5.1
5.5
5.5
4.9
4.5
4.3
4.1
2.9
3.1
3.3
3.3
3.5
3.8
3.9
3.8
3.3
3.0
2.8
2.9
2.9
R$ 3.0 bn
R$ 7.3 bn
R$ 9.6 bn
Dec07
Mar08
Jun
Sep
Dec
Mar09
Jun
Sep
Dec
Mar10
Jun
Sep
Dec
Allowance for Loan Losses
Minimum Required Allowance for Loan Losses
E-H Past Dues / Loan Portfolio
12 - Month Write - Offs (Net)
12 - Month Write - Offs (Gross)

Allowance for Loan Losses, Overdue Credits and Coverage Ratio


%
R$ Million
165.6
152.4
169.1
166.5
174.6
180.8
188.5
191.8
197.6
130.7
122.3
137.9
139.4
148.6
151.3
155.8
162.0
163.3
10,263
7,853
6,199
11,424
9,339
7,498
13,871
10,055
8,205
14,953
10,727
8,979
16,313
10,978
9,344
15,836
10,465
8,760
15,782
10,132
8,371
16,019
9,886
8,351
16,290
9,973
8,243
Dec08
Mar09
Jun
Sep
Dec
Mar10
Jun
Sep
Dec
Allowance for Loan Losses (1)
Loan Portfolio Overdue > 60 days (2)
Loan Potfolio Overdue > 90 days (3)
Coverage Ratio > 90 dias (1/3)
Coverage Ratio > 60 days (1/2)

Market Capitalization


R$ Million
+70%
64,733
84,801
109,463
65,354
103,192
109,759
2005
2006
2007
2008
2009
2010

Multiple P/BV

2005	2006	2007	2008	2009	2010
3.3x	3.4x	3.6x	1.9x	2.5x	2.3x

1 Main Highlights of 2010

2 Basel Ratio

3 Perspectives for 2011

4 Sustainability

Basel Ratio

BIS II %

	Dec09	Sep10	Dec10	Dec10 with adjustments*
Tier I	14.8	13.5	13.1	13.5
Tier II	3.1	2.3	1.7	2.0
Deductions	(0.1)	(0.1)	(0.1)	(0.1)
BIS	**17.8**	**15.7**	**14.7**	**15.4**

* Incorporates the following adjustments occurred in January: (i) increase in capital of R$1.5 billion, and (ii) issue of US$ 500 million in subordinated debt.

Summary of impacts on Regulatory Capital - Central Bank Notice 20,615

EVENTS	MAIN ITEMS
Tax Credits	Entirely deductible.
Other Regulatory Adjustments	Deductions: (i) minority interests; (ii) deferred permanent assets; (iii) treasury shares; (iv) new goodwill – future profitability (jan/2012); and (v) other intangible assets.
Interests in Insurance Companies	Non-controlled: entirely deductible; and Controlled: Deduction of segment risks - under study by Central Bank
Subordinated Debt	Existing: gradual deduction of 10% p.a. as of Jan/13; and New: share convertibility clause.
Capital Conservation Buffer Countercyclical Capital Buffer	Conservation – 2.5%: Complements minimum regulatory capital; and Countercyclical – 2.5% : Risk coverage – macroeconomic environment.
Admissible for return to RC (Limit)	10% of Adjusted Common Equity : temporary tax credits or investments in non-controlled insurance companies; or 15% aggregate: tax credits + investments in non-controlled insurance companies.

Implementation Schedule

BIS x CB	Jan/11	Jan/ 12	Jan/13	Jan/14	Jan/15	Jan/16	Jan/17	Jan/18	After Jan/19
Leverage Ratio					Parallel Application			Migration to Tier 1	
I - Minimum Common Equity			3.5% 4.5%	4.0% 4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
II - " Capital Conservation Buffer "						0.625%	1.25%	1.875%	2.50%
Requirements I + II			3.5% 4.5%	4.0% 4.5%	4.5%	5.125%	5.75%	6.375%	7.0%
III - Deductions from Common Equity (*)				20.0%	40.0%	60.0%	80.0%	100.0%	100.0%
IV - Minimum Capital – Tier 1			4.5% 5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
V - Total Minimum Capital – Tier 2			8.0% 11.0%	8.0% 11.0%	8.0% 11.0%	8.0% 9.875%	8.0% 9.25%	8.0% 8.625%	8.0%
Requirements II + V			8.0% 11.0%	8.0% 11.0%	8.0% 11.0%	8.625% 10.5%	9.3% 10.5%	9.875% 10.5%	10.5%
II - " Countercyclical Capital Buffer "				Up to 0.625%	Up to 1.25%	Up to 1.875%	Up to 2.5%	Up to 2.5%	Up to 2.5%
Tier 1 and 2 Capital and Debt Instruments			Phased in over 10 years as of 2013						

(*) Tax Credits, Intangible Assets, Goodwill, Minority Interests, and in Non-Controlled Insurance Companies, etc.

Note: Prepared by Febraban.

Simulation of the impact of Basel III – Release no. 20,615

	BIS II %		BIS III % Simulation
	Dec10	Dec10 with adjustments[1]	Dec10 [2]
Tier I	13.1	13.5	8.9
Tier II	1.7	2.0	2.5
Deductions	(0.1)	(0.1)	-
BIS	**14.7**	**15.4**	**11.4**

[1] Incorporates the following adjustments occurred in January: (i) increase in capital of R$1.5 billion, and (ii) issue of US$ 500 million in subordinated debt.; and

[2] Considers: (i) Reversal of additional PLL in the value of R$ 3 billion; and (ii) Solvency margin of the Insurance Group

1 Main Highlights of 2010

2 Basel Ratio

3 Perspectives for 2011

4 Sustainability

Main Highlights for 2011

Opening of 183 new branches;

Opening of 2 million new checking accounts;

Investments of R$ 5 billion, being :

- R$ 685 million towards infrastructure;
- R$ 4,334 million towards Information Technology/Telecommunications.

IT Revitalization Plan



2003
2004
2005
.....
2011/2
Diagnostic
Project
Implementation
Evolution

- R$1.8 billion
- 28 Fronts



Processes
8 Fronts
Infrastructure
8 Fronts
Applications
3 Fronts
Technology
3 Fronts
Operational Environment
6 Fronts

Dec 2010



1
In Construction
27
In Production

Numbers

65	Visits: BRA, USA, EUR
2,350	Allocated Professionals
3,900	Executive Meetings
43,000	Products / Documents
7,900,000	Worked Hours

TI Melhorias

Impact on Efficiency

2003 — 2004 — 2005 — ..... — 2012

Performance

Short-Term Results

- Better service level
- Management of factors that generate "incidents"
- Achievements in the work flow

Medium and Long-Term Results

- Enhanced satisfaction of users and clients
- Enhanced promptness to respond to the market
- Reduced rework and inefficiency
- Lower operational risks
- Reduction of costs and expenses

Management

2011 Guidance

	2011
Loan Portfolio (1)	**15 to 19%**
Individuals	13 to 17%
Corporates	16 to 20%
SMEs	20 to 24%
Large Corporates	11 to 15%
Products	
Vehicles	10 to 14%
Cards (2)	9 to 13%
Mortgages (origination)	R$ 10.0 Bn
Payroll-Deductible Loans	30 to 34%
Net Interest Income (3)	**18 to 22%**
Fee Income	**6 to 10%**
Operating Expenses (4)	**11 to 15%**
Insurance Premiums	**10 to 13%**

(1) Expanded Loan Portfolio;
(2) Does not include the "BNDES Cards" and "Advances of Receivables" portfolios;
(3) Under current criteria, Guidance for Financial Margin; and
(4) Administrative and Personnel Expenses.

Responsible Management
Bradesco Corporate Governance

1997: Level 1 ADRs
2001: Level 2 ADRs and Latibex
2001: Bradesco adhered to Level 1 of Corporate Governance of BM&FBOVESPA S.A.

Bradesco received the Escore GAMMA 7 awarded by Standard & Poor's Governance Services

Bradesco is rated AAA+ in Management & Excellence, placed as the first Latin American bank to obtain the highest Corporate Governance rating

100% Tag Along to common shares and 80% to preferred shares

Under the Sarbanes-Oxley Act, Bradesco improved its internal controls and procedures for disclosing information to the market

Bradesco's Board of Directors is supported by 5 statutory committees in addition to 42 Executive Committees

1946: Bradesco listed its shares on the Brazilian Stock Exchange, just 3 years after its foundation

NÍVEL 1
LATIBEX XBBDC
BBD LISTED NYSE
ICO2
Dow Jones Sustainability Indexes
ISE
ITAG

Responsible Management
Eco-Efficiency Management Program

Banco do Planeta

ECO GESTÃO DA EFICIÊNCIA

Generate more value with less environmental impact

Strategic management linking financial and environmental performance, through process optimization, recycling, technological innovation and the economic use of natural resources and materials, reducing costs and improving competitiveness

Highlights

- **DDA (Authorized Direct Debit):** In 2010, 15 million collection slips ceased to be issued.
- **Printing Outsourcing :** A project that will reduce energy and toner consumption and help cut printing paper consumption by 30%

Sustainable Finance - Bankarization

Floating Branch

- River branch
- Operates on the Alto Solimões, in the Amazon region
- Riverside population of 40,000 in this region
- Payment slips, consumption and tax bills, deposits, withdrawals and loans



VOYAGER III

Voyager III

Postal Bank

- Access to banking products and services
- Operating in more than 5 thousand municipalities
- More than 6 thousand service points
- 1.8 thousand branches in cities with no banks

Bradesco Expresso

- Partnership with merchants: correspondent banks
- Provides basic banking services
- More than 26 thousand partnerships

Sustainable Finance – Social and Environmental Risks

Dec - 2010

More than **R$4.3 Billion** financed based on Social and Environmental Criteria

Projects



34
27
Equator Principles
Social and Environmental Risks

Sustainability



guia
EXAME 2010
Sustentabilidade

Bradesco

Model Company for the 3rd consecutive year

Risk Management



9.4
5.5
Bradesco
Average

Highlight: Risk policies adopt short- medium- and long-term social and environmental criteria which are monitored on a periodically

Social and Environmental Management



9.1
6.8
Bradesco
Average

Highlight: Evaluates and monitors the operation's direct and indirect environmental impact via indicators and establishes goals for improvement

Social and Environmental Investments

Fundação Bradesco

- 40 Schools in every Brazilian states and the Federal District;
- R$ 262,3 million invested in 2010;
- 4,098,333 Assistances accumulated over 54 years of existence;
- More than 115,000 students benefited in 2010 through the Schools Network .



Other partnerships with exclusive products

- Fundação SOS Mata Atlântica
- FAS – Fundação Amazonas Sustentável
- Instituto Ayrton Senna
- IBCC

Own Projects

- Fundação Bradesco
- Bradesco Sports and Education
- Educa+Ação
- Company-School Integration
- Porteiro Amigo do Idoso (elderly-friendly doorman)

Bradesco

2nd OPEN DAY

SÃO PAULO



BRADESCO. BUSINESS EXPERTISE IN ALL SEGMENTS.